Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated March 5, 2021

Relating to Preliminary Prospectus Supplement dated March 5, 2021 and

Prospectus dated February 5, 2019

Registration No. 333-228720

GLADSTONE CAPITAL CORPORATION

$50,000,000

5.125% Notes due 2026

PRICING TERM SHEET

March 5, 2021

The following sets forth the final terms of the 5.125% Notes due 2026 being offered pursuant to the preliminary prospectus supplement dated March 5, 2021, together with the accompanying prospectus dated February 5, 2019, relating to these securities (the “Preliminary Prospectus”), should only be read together with the Preliminary Prospectus, and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

On December 15, 2020, the Company issued $100,000,000 in aggregate principal amount of its 5.125% Notes due 2026 (the “Existing Notes”) pursuant to an indenture dated November 6, 2018 (the “Base Indenture”) as supplemented by the third supplemental indenture dated December 15, 2020 (the “Third Supplemental Indenture” and, together with the Base Indenture, the “indenture”) between the Company and U.S. Bank National Association, as trustee. The securities hereby offered (the “New Notes”) are being issued as “Additional Notes” under the indenture. The Existing Notes and the New Notes are collectively referred to in this Pricing Term Sheet as the “Notes.”

Issuer	Gladstone Capital Corporation (the “Company”)

Security	5.125% Notes due 2026

Expected Rating*	A- (Egan-Jones)

Aggregate Principal Amount Offered	$50,000,000 in aggregate principal amount of New Notes. The New Notes will be part of the same series of notes as the $100,000,000 aggregate principal amount of the Existing Notes. Upon settlement, the New Notes will be fungible, rank equally, and be treated as a single series with the Existing Notes, and the outstanding aggregate principal amount of the 5.125% Notes due 2026 will be $150,000,000.

Maturity	January 31, 2026

Trade Date	March 5, 2021

Settlement Date**	March 10, 2021 (T+3)

Use of Proceeds	To repay a portion of the amount outstanding under the Company’s credit facility, to fund new investment opportunities, and for other general corporate purposes

Price to Public (Issue Price)	103.639% of the aggregate principal amount, plus Aggregate Accrued Interest (as defined below)

Aggregate Accrued Interest	$612,152.78 of accrued and unpaid interest from December 15, 2020 up to, but not including, the date of delivery of the New Notes

Coupon (Interest Rate)	5.125%

Yield to Maturity	4.288%

Spread to Benchmark Treasury	+349 basis points

Benchmark Treasury	0.50% due February 28, 2026

Benchmark Treasury Price and Yield	98-17+ / 0.798%

Interest Payment Dates	January 31 and July 31, beginning July 31, 2021

Change of Control	If a Change of Control Repurchase Event occurs prior to maturity, holders will have the right, at their option, to require the Company to repurchase for cash some or all of the Notes at a repurchase price equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest to, but not including, the repurchase date.

Optional Redemption

The Company may redeem some or all of the Notes at any time, or from time to time, at a redemption price (as determined by the Company) equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest to, but excluding, the redemption date:

•  100% of the principal amount of the Notes to be redeemed, or

•  the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the Notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 50 basis points; provided, however, that if the Company redeems any Notes on or after October 31, 2025 (the date falling three months prior to the maturity date of the Notes), the redemption price for the Notes will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption; provided, further, that no such partial redemption shall reduce the portion of the principal amount of a Note not redeemed to less than $2,000.

Denomination	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP	376535 AC4

ISIN	US376535AC46

Underwriting Discount	2.000%

Book-Running Manager	Raymond James & Associates, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the New Notes on any date prior to the second business day before delivery thereof will be required, by virtue of the fact that the New Notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the New Notes who wish to trade the New Notes prior to their date of delivery hereunder should consult their own advisors.

Investors are advised to carefully consider the investment objective, risks, charges and expenses of the Company before investing. The Preliminary Prospectus, which has been filed with the U.S. Securities and Exchange Commission (“SEC”), contains this and other information about the Company and should be read carefully before investing.

The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of the Company and are not soliciting an offer to buy such securities in any jurisdiction where such offer and sale is not permitted.

A shelf registration statement relating to these securities is on file with the SEC and effective. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it from Raymond James & Associates, Inc., 880 Carillon Parkway, St. Petersburg, Florida 33716, email: prospectus@raymondjames.com, tel: 800-248-8863.